EX-99.2

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	40 JOHNSTON ST
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 495 0888

ISSUER FACSIMILE NUMBER:	(64) 4 495 0889

CONTACT NAME AND POSITION:	Thompson Jewell, CEO

CONTACT TELEPHONE NUMBER:	(64) 4 495 0880

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE PERIOD ENDED:	June 30, 2007

DATE OF REPORT:	August 3, 2007

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	August 3, 2007
DIRECTOR	FULL NAME	DATE SIGNED

“Thompson Jewell”	Thompson Jewell	August 3, 2007
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.

BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2007

Overview

The Company is engaged in oil and gas exploration and production in New Zealand and Papua New Guinea. This activity comprises:

–	geological and geophysical studies to define targets for drilling
–	drilling and evaluation of exploration wells
–	development and production of commercially viable discoveries
–	use of infrastructure for own and third parties transport and storage of hydrocarbons.

It is in the normal nature of the business that a portfolio of projects is pursued at any time, and that individual projects may never justify drilling. It is also the nature of the business that a proportion of exploration wells that are drilled will be unsuccessful. The Company typically acts as a member of a joint venture group working through a phased work program agreement, entered into with the appropriate regulatory body. In each of New Zealand and Papua New Guinea, the regulatory body is a state agency charged with administering the exploration for hydrocarbons within its jurisdiction on behalf of the state. The phased work program consists of a series of work steps, typically on an annual interval, in which the subsequent step is often contingent on the outcomes of the previous step. For example, the commitment to drill a well in the up-coming permit year may be contingent on the success in defining a drilling target by seismic exploration in the previous year. The permit holders will generally have the right at the end of a permit year to commit to the next year’s work program or relinquish their permit rights.

Currency

Unless otherwise noted, dollar amounts refer to US dollars throughout this filing

BOE Cautionary Statement

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Date

The date of this filing is August 3, 2007, for the period ended June 30, 2007.

Please refer to the Company’s annual Management Discussion & Analysis, filed on March 30, 2007, for further information, which is updated below.

Overall Performance

The Company had a loss for the three months ended June 30, 2007 of $3.2 million.

The Company held cash and short-term deposits amounting to $3.9 million (this balance includes $3 million of cash that is held in a restricted account required under the loan facility) as at June 30, 2007. Cash held by the Company decreased in the quarter by $2.2 million. This was a consequence of meeting operational and overhead commitments.

Cheal Field

Petroleum Mining Permit (PMP) 38156 covering the Cheal Oil Field was granted on July 26, 2006 for an initial term of 10 years. There is a right to extend the term of the mining permit

AUSTRAL PACIFIC ENERGY LTD.

BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2007

following delineation of further reserves.

Extended production testing of the Cheal wells using temporary test production facilities re-commenced on July 25, 2006. From July 25, 2006 to June 30, 2007 a total of 80,390 barrels of oil (100%) was produced. The oil was transported to the Waihapa Production Station where it was sold to Swift Energy. Gas produced in association with crude oil production was used to generate electricity for on-site use and a small quantity was sold into the local grid.

Construction of the Cheal oil field production facilities at the Cheal A site commenced in Q3 2006. The facilities are expected to be commissioned in August 2007.

Production will be from up to eight wells located at both the Cheal A site and from a second site, Cheal B, located a kilometre to the north. Engineering optimisation and design of the facilities allow capacity to be significantly increased in the future should this be required.

Development of the northern portion of the field from the Cheal B site commenced in Q3 2006. Four wells have now been drilled from the B site, three of which were completed as producers in Q1 2007. The fourth well, Cheal B4, was an exploration well which targeted Moki, Mt Messenger and Urenui sandstones to the north west of the field’s bounding fault. While the results at the Moki level were disappointing, the well did confirm the presence of hydrocarbon charge outside the currently recognised limits of the field. A drilling program scheduled for 2008 targeting prospects north of the bounding fault has the potential to add new reserves to the Cheal project.

The commercial arrangements for the storage and sale of the crude oil have been completed.

Production in excess of 1,000 barrels per day (100%) is expected to be achieved during Q4 2007. The drilling of A5, A6 and B4 sidetrack is expected to increase production in Q1 2008.

The Company is the operator of the Cheal project on behalf of the joint venture, and owns a 69.5% beneficial interest in the Cheal Field. An independent report by Sproule International Ltd dated December 31, 2006, estimates 100% of 2P (proved and probable) Reserves in Cheal to be 2.9 million BOE’s and 3P (proved, probable and possible) to be 4.1 million BOE’s.

Cardiff Project

A series of flow and pressure build-up tests on the McKee sandstone formation in the Cardiff 2A well conducted in 2006 resulted in flow rates which at times exceeded three million cubic feet per day of gas and 100 barrels per day of light oil and condensate.

On the basis that commerciality had been demonstrated from the test of the McKee zone, the grant of PMP 38156 also included the Cardiff Field.

The next step is to secure a flow test of the deeper K3E reservoir interval. In preparation for this, the joint venture acquired specialist fracture technology advice which, combined with the results of the in-house reservoir simulation studies, was used to design the testing programme for the K3E interval.

AUSTRAL PACIFIC ENERGY LTD.

BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2007

A work over of the Cardiff-2A well and flow test of the K3E interval began in late July 2007.

Test results are expected by early September 2007.

No reserves have yet been assigned to this property.

The Company is the operator of, and holds a 25.1% interest in, the Cardiff Field.

Kahili

Production from the Kahili Field (PMP 38153) has been suspended since November 2004. A re-interpretation of the seismic shows the crest of the structure to be some 100 metres higher to the north-east of the existing Kahili 1A/B well (Tariki sandstones). It is intended to drill this up-dip potential in Q4 2007. As production facilities have already been established in the field, production will be able to be achieved with minimal delay.

No reserves have yet been assigned to this property since being written off in 2004.

The Company is the operator of, and holds an 85% beneficial interest in the Kahili Field

Exploration and Appraisal Projects

The Company continues to evaluate its exploration portfolio to high grade prospects and pursue the drilling of those that are likely to have the most impact on the Company’s growth.

New Zealand

PEP 38524 was granted on 8 March 2007 over an area of 2,187 square kilometers (offshore south Taranaki). In June 2007 a total of 418 kilometers of aero - magnetic data was acquired. In addition, reprocessing of existing seismic data and acquisition of additional high quality seismic, in the first half of 2008, is expected to identify drillable prospects in the permit.

The Ratanui-1 exploration well in PEP 38741 (onshore Taranaki) was drilled in Q1 2007 to a depth of 2,120 meters. The target Mt Messenger and Upper Moki Formation sands were intersected as planned, however wireline log interpretation did not indicate economic hydrocarbons. Ratanui-1 was plugged and abandoned.

Papua New Guinea

In Q3 2006 a total of 54 kilometres of 2D seismic was acquired in PPL 235. This data has been used to better define the Douglas structure and to confirm suitable appraisal well locations. The data is also being used to delineate the nearby Puk Puk prospect and other prospects in preparation for future exploration drilling within the licence.

In Q1 2007 the PPL 235 Joint Venture signed a non-binding memorandum of understanding with Alcan South Pacific to investigate the supply of 40 billion cubic feet of gas per annum over 20 years to the Gove Refinery in the Northern Territory of Australia. The company holds a 35% interest in PPL 235.

AUSTRAL PACIFIC ENERGY LTD.

BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2007

A new licence, PPL 261, adjacent to PPL 235, was granted on 24 November 2006. The Company holds a 50% interest in PPL 261.

In June 2007 the Company received an offer from the Acting Minister of Petroleum and Energy to extend the term of PRL 4 which the Company and the joint venture participants have accepted. The joint venture is currently completing the regulatory requirements for the award of the extension. The Company holds a 28.9% interest in PRL 4.

Funding and risks

The Company considers it can meet all obligatory work requirements out of existing funds, future production revenue and by raising additional capital. As part of its ongoing exploration portfolio management, the Company continually assesses its equity holding in permits and may elect to farm-out portions of certain commitments.

Following quarter end, and as referred to under the section “Liquidity and Capital Resources”, the Company raised $10 million by way of privately placed preferred shares.

The Company is currently earning revenue from the sale of Cheal oil from temporary production facilities. The Company expects production of the Cheal field to be from permanent facilities following commissioning in Q3 2007.

The Company faces a variety of business risks. The principal ones relate to exploration failure, oil price, exchange rates and the cost and availability of services and materials. If current high oil prices continue, the Company will benefit following Cheal permanent production. The Company’s exploration costs are made in both NZ dollars and US dollars. The Company derives revenues denominated in US dollars providing a partial hedge to the exchange rate fluctuations. Exchange rate movements cannot be predicted. The Company maintains the bulk of its cash reserves in US dollars.

Due to the recent high level of worldwide oil exploration activity, exploration services and related materials are in high demand and as a consequence have increased significantly in cost, also due to the stronger NZ$ against the US$.

Results of Operations

Quarter Ended June 30, 2007

The Company’s share of test production from Cheal has generated revenue of $1,920,039 for the quarter ended June 30, 2007. The other significant revenue was joint venture recoveries and interest which totaled $462,714 for the quarter.

For the quarter ended June 30, 2007, the Company incurred a net loss of $3,243,512 compared to a net loss of $1,949,505 for the quarter ended June 30, 2006. The increased loss for the quarter of $1,294,007 was primarily attributable to:

–

in December 2006 the Company entered into a number of put options and forward sales contracts for the future sale of crude oil from the Cheal field. The fair value of the derivatives had decreased for the period ended June 30 2007 resulting in a net

AUSTRAL PACIFIC ENERGY LTD.

BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2007

loss of $864,548;
–	increase in depletion expense of $858,127 due to production of oil from the Cheal field. There was no production during the quarter ended June 30, 2006.
–

increase in general and administrative expenses of $417,103. This was primarily related to increased salaries and insurance. The Company has increased the number of staff within the last 12 months to enable it to dedicate sufficient resources to operational and administrative activities in order to implement the Company strategy;

–

Increase in interest expense of $353,566 and debt financing expense of $480,791. This is the result of the Company drawing down a debt facility from Investec Bank (Australia) Ltd in December 2006. The Company did not have any borrowings for the period ended June 30 2006.

–	exchange loss of $60,034 relative to the June 2006 exchange gain of $690,055.

offset by;

–	net production (sales less royalties and production costs) increased by $1,017,513;
–	decrease in oil and gas exploration expenditure of $1,387,871 is primarily the result of the Company focusing on the capital development of the Cheal oil field in the quarter ended June 30 2007.

AUSTRAL PACIFIC ENERGY LTD.

BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2007

Summary of Quarterly results
		Net Revenue	Net (loss)/profit	Net (loss)/profit	Net (loss)/profit
		Less Production	for the	per share	per share
		Costs	period	basic'	diluted'
		$	$	$	$

2007
First quarter		360,425	(2,224,131)	(0.08)	(0.08)
Second quarter		1,014,501	(3,243,512)	(0.11)	(0.11)

2006
First quarter	(1)	2,230	(3,399,979)	(0.15)	(0.15)
Second quarter	(1)	(3,012)	(1,949,505)	(0.09)	(0.09)
Third quarter	(1)	187,407	(787,139)	(0.04)	(0.04)
Forth quarter	(1)	74,687	(7,270,205)	(0.29)	(0.29)

2005
Third quarter	(1)	321,475	(216,478)	(0.01)	(0.01)
Forth quarter	(1)	274,227	(4,286,996)	(0.22)	(0.22)

(1) Effective 2006 the company follows the successful efforts method of accounting for its operations. The change in the accounting policy has been applied retroactively and prior years' figures have been restated (refer to Note 4 in the 2006 Annual financial statements). The write-down of oil and gas properties has been restated in the 2006 quarters and recorded in the fourth quarter of 2005 (refer to Note 7 in the 2006 Annual financial statements).

The Company has not had any discontinued operations and extraordinary items in the past 2 years.

Liquidity and Capital resources

The Company participates in oil and gas exploration and development joint venture operations with third and related parties and is contractually committed under agreements to complete certain exploration programs.

The Company had total cash and short-term deposits (including restricted cash) of $3.9 million at June 30, 2007.

After quarter end the Company raised $10 million, of which $5 million has been drawn down, through the private placement of approximately 7.7 million preferred shares at a price of $1.30. At the date of filing, closing of the placement remains subject to receipt of approval from TSX-V and AMEX. No share warrants were attached to the shares. 150,000 warrants at an exercise price of $1.30 will be issued to the broker, who arranged the private placement, on closing.

The Company’s management estimates that the total obligations under various work programs are $15.3 million as at June 30, 2007. In addition to this the Company has a further obligation in respect to the outstanding balance of the two prepaid gas agreements with Vector Limited (previously NCG) totaling $1.2 million and $2.5 million respectively. The $1.1 million prepaid gas obligation will either be repaid by gas deliveries or, in 2013, by cash or issue of equity in one of the Company’s subsidiaries. The $2.3 million prepaid gas

AUSTRAL PACIFIC ENERGY LTD.

BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2007

obligation will either be repaid by gas deliveries, or can be terminated in certain circumstances. In the event of termination the outstanding amount of the advance is repayable without interest for a period of 14 days, after which interest becomes payable on any balance of the advance not repaid. Further information can be found in Note 19 of the Company’s 2006 Annual Financial Statements.

The Company’s obligations are summarized in the following table.

Contractual and other obligations	Payments Due by Period (US$)
	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
Operating Leases	624,613	144,524	266,072	214,016
Debt Facility	19,000,000	8,600,000	10,400,000
Joint Venture Commitments (1)	15,292,991	15,292,991
Other Obligations (2)	3,694,998	1,145,485	1,782,995	654,627	111,891
Total Contractual Obligations	38,612,602	25,182,999	12,449,068	868,643	111,891

(1) Joint Venture Commitments that the Company has are in respect to the Company’s share of approved permit work programs and other work obligations. These include a 69.5% share in the Cheal field development. Also included is a test of the K3E zone in the Cardiff 2A well.

(2) Other Long Term Obligations are in respect to Prepaid gas revenue.

The Company is currently in discussions with its joint venture participants regarding other permit work programs. However these programs have yet to be approved. These discussions are in line with standard ongoing business practice.

AUSTRAL PACIFIC ENERGY LTD.

BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2007

Off-Balance Sheet Arrangements

The Company has periodically reduced its exposure in oil and gas properties in relation to its permit obligations by farming out to other participants. No such transactions occurred in the quarter ended June 30, 2007

Related Party Transactions

Directors received a total remuneration of $23,500 during the three months to June 30, 2007 (three months to June 30, 2006 - $16,445)

The Company incurred costs of $NIL (June 30, 2006: $6,927) on behalf of a Director providing consultancy services to the Company. The Company also paid a company that employs a former Director $Nil during the three months to June 30, 2007 (June 30, 2006 – $94,129) for financial services.

The above-noted transactions were in the normal course of operations.

Proposed Transactions

Discussions which may in due course lead to further funding arrangements are underway regarding the Company’s assets in New Zealand and Papua New Guinea. These discussions are in line with standard ongoing business practice; and as at the date of this report none have been finalized.

Critical Accounting Estimates

The Company’s financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements, the reported amounts of the revenues and expenses for the period reported. Specifically, estimates were utilized in calculating depletion, amortization and write-downs. Actual results could differ from these estimates and the differences could be material.

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies applied during the quarter ended June 30, 2007. The 2006 figures have been restated for the adoption of successful efforts as at December 2006.

Financial Instruments and Other Instruments

a)	Incentive Stock Options

The stock options outstanding, weighted average prices and stock option compensation cost are set out in the Company’s interim financial statements for the quarter ended June 30, 2007 (see Note 8(b). In the quarter ended June 30, 2007, the Company granted 600,000 stock options at exercise prices ranging from $1.14 to $1.02. No options were exercised. During the period 233,334 stock options lapsed unexercised due to the cessation of employment.

AUSTRAL PACIFIC ENERGY LTD.

BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2007

After quarter-end, on July 29, 200,000 vested stock options lapsed due to cessation of employment, and on July 2, 100,000 stock options were granted at an exercise price of $1.30.

b)	Share Purchase Warrants

In conjunction with the debt facility entered into with Investec Bank (Australia) Limited in December 2006, the Company issued 2,500,000 share warrants priced at $2.11 with a term of two years from December 21, 2006. In the event that these are exercised, proceeds are first applied to any outstanding loan facility. At the end of June 30, 2007, all these warrants remained outstanding.

c)	Derivatives

The Company has entered into a series of forward sales contracts for the future sale of crude oil produced from the Cheal field. The contracts were entered into in connection with the raising of long term debt. As the forward sales contracts hedge commodity price against the Brent Crude Futures Contract, the Company has assessed the long term effectiveness of the forwards sales contracts as not being sufficiently effective to enable it to apply hedge accounting.

The Company’s outstanding contracts for derivative instruments, (which account for 20% of Cheal proved and probable reserves), and the related fair values at June 30, 2007 are as follows:

	Quantity (barrels)	Maturity date	Average price US$ per bbl	Fair value at June 30, 2007
Crude oil forward sales	368,700	November 2007 – January 2011	65.10	(2,302,603)

As at June 30, 2007 the average price per bbl of equivalent crude oil forward sales contracts for the period November 2007 – January 2011 ranged from 71.24 to 72.58, thus giving rise to a negative fair value for these derivatives of $2,302,603.

Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com.

AUSTRAL PACIFIC ENERGY LTD.

BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2007

Outstanding Share Data (as at June 30, 2007):

Class and Series of Security	Number outstanding	Expiry Date of Convertible Securities	Relevant Terms
Common shares	30,464,287
Incentive Stock Options	902,501 (vested) 820,000 (un-vested)	Various (October 15, 2007 to June 11, 2012)	Exercisable for 1 common share each from $1.02 to $2.50, vesting over periods of 18, 24 or 36 months.
Share Purchase Warrants	2,500,000	December 21, 2008

In conjunction with the debt facility, the Company issued 2,500,000 share warrants priced at $2.11 with a term of two years from December 21, 2006. In the event that these are exercised, proceeds are first applied to any outstanding Junior tranche debt. At the end of June 2007, all these warrants were outstanding.

“Thompson Jewell”

Chief Executive Officer

This quarterly report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend”, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.